Exhibit 99.1

China Linen Textile Industry Limited to Host Fourth Quarter and Full Year 2010 Earnings Conference Call on April 4, 2011 at 4:30 p.m. EDT

LANXI COUNTY, China, March 22, 2011 /PRNewswire-Asia-FirstCall/ -- China Linen Textile Industry, Ltd. (OTC Bulletin Board: CTXIF) ("China Linen" or the "Company"), a China-based company engaged in the production and sale of linen yarn and various types of linen fabric, today announced that it will release its fourth quarter and full year 2010 financial results on Monday, April 4, 2011 after the market closes. In conjunction, the Company will host a conference call to discuss these results.

The conference call will take place at 4:30 p.m. EDT on Monday, April 4, 2011. To attend the call, please use the dial-in information below. When prompted, ask for the "China Linen Textile call" and/or be prepared to provide the conference ID.

Conference Call

Date:	Monday, April 4, 2011
Time:	4:30 p.m. Eastern Time, US
Conference Line Dial-In (U.S.):	1-877-941-4774
International Dial-In:	1-480-629-9760
Conference ID:	4427035, "China Linen Textile Call"
Webcast link:	http://viavid.net/dce.aspx?sid=00008355

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through April 11, 2011. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 if calling internationally. Utilize the pass code 4427035 for the replay.

This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link, http://viavid.net/dce.aspx?sid=00008355, or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through April 11, 2011.

About China Linen Textile Industry, Ltd.

China Linen Textile Industry, Ltd. (http://www.chinalinen.cc/) is principally engaged in the production and sale of linen yarn and various types of linen fabric. The Company is also involved in consultation and R&D related to linen technology and linen products. The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. ("Lanxi Sunrise"), established in June 2002 and located in Lanxi County, the "Homeland of Flax in China," near Harbin City in China. Lanxi Sunrise has one yarn-spinning factory, one bleaching factory and two fabric weaving factories in its 35,120 square meters of building area with a staff of 1,400 and 430 sets of world-class, advanced production machinery. Annual production capacity totals approximately 2,220 tons with 50 different types of yarn and 10 million meters of fabric with 110 types. Approximately 50 percent of its products are exported to more than 10 countries.

Forward-looking statements:

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances, and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

     For further information, contact:

     China Linen Textile Industry, Ltd.
     Ms. Jodie Zheng Wehner, CFO
     Tel: +1-310-890-8048
     Email: jodiewehner@chinalinentextile.com

     Mr. Xiao Weixing, IR Manager
     Tel: +86-137-9600-2690
     Email: xiao@chinalinentextile.com

     HC International, Inc.
     Scott Powell, Vice-President
     Tel: +1-212-301-7130
     Email: scott.powell@hcinternational.net
     Web: www.hcinternational.net